eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	$	-
OPERATING EXPENSES:		
Audit		10,000
Consulting		15,000
Office, general and admin		7,688
Regulatory fees		2,083
Insurance		425
Total expenses		35,196
NET OPERATING LOSS		(35,196)
OTHER INCOME		
Interest		11
NET LOSS	$	(35,185)

The accompanying notes are an integral part of these financial statements.